Exhibit 99.1

PRESS RELEASE

AerCap Signs Letter of Intent With The Boeing Company for up to Fifteen 737-800 Aircraft, Consisting of Ten Firm Aircraft and Five Purchase Rights

AMSTERDAM, The Netherlands November 18, 2010 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) announced that yesterday it has signed a Letter of Intent with The Boeing Company covering the purchase of up to 15 737-800 aircraft, consisting of 10 firm aircraft and 5 purchase rights.

Klaus Heinemann, CEO of AerCap commented: “We are extremely pleased to enter into a direct purchase arrangement with Boeing. While AerCap’s portfolio of lease assets already contains a large number of Boeing aircraft, this is the first time that AerCap will buy directly from the manufacturer. The 737-800 with its recently announced performance upgrade, its new cabin interior and the superb on wing performance of its CFM engines makes it a formidable competitor to any re-engine alternative.”

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Media:	Contact for Investors:
Frauke Oberdieck	Peter Wortel
+31 20 655 9616	+31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com

www.aercap.com